UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2025

CAMTEK LTD
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On September 16, 2025, Camtek Ltd (Nasdaq: CAMT; TASE: CAMT) (the “Company”) closed its previously announced offering of $425,000,000 aggregate principal amount of 0.00% Convertible Senior Notes due 2030 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), including $75,000,000 of Additional Notes (as defined below) pursuant to the Initial Purchasers’ (as defined below) exercise in full of their option to purchase Additional Notes, resulting in a total aggregate principal amount of $500,000,000.

PURCHASE AGREEMENT

On September 11, 2025, the Company entered into a purchase agreement (the “Purchase Agreement”) with the representatives of the initial purchasers named therein (collectively, the “Initial Purchasers”), pursuant to which the Company agreed to sell $425,000,000 aggregate principal amount of its 0.00% convertible senior notes due 2030 (the “Initial Convertible Notes”) in a private placement pursuant to Rule 144A under the Securities Act. The Company also agreed to grant a 13-day option to the Initial Purchasers to purchase all or part of an additional $75,000,000 aggregate principal amount of its 0.00% convertible senior notes due 2030 (the “Additional Notes”), which has been exercised in full. The Initial Convertible Notes, together with the Additional Notes, are referred to herein as the “Notes.”

The Purchase Agreement includes customary representations, warranties and covenants. Under the terms of the Purchase Agreement, the Company has agreed to indemnify the Initial Purchasers against certain liabilities and contribute to payments which the Initial Purchasers may be required to make in respect of any such liabilities.

INDENTURE

The sale of the Notes closed on September 16, 2025. The Notes were issued pursuant to an indenture, dated September 16, 2025 (the “Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee.

The Notes will not bear regular interest, and the principal amount of the Notes will not accrete.

The Notes are convertible based upon an initial conversion rate of 9.1455 of the Company’s ordinary shares, nominal (par) value of NIS 0.01 per share (the “ordinary shares”), per $1,000 principal amount of the Notes (equivalent to a conversion price of approximately $109.34 per ordinary share). The conversion rate will be subject to adjustment upon the occurrence of certain specified events. In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following the Company’s delivery of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event or redemption, as the case may be.

The Notes will mature on September 15, 2030, unless earlier repurchased, redeemed or converted. Prior to the close of business on the business day immediately preceding June 15, 2030, a holder may convert its Notes only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2025 (and only during such calendar quarter), if the last reported sale price of the Company’s ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day; (3) if the Company calls the Notes for redemption in certain circumstances, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after June 15, 2030, until the close of business on the second scheduled trading day immediately preceding the maturity date, a holder may convert its Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

The Company may redeem for cash (1) all of the Notes at any time on or prior to the 40th scheduled trading day immediately preceding the maturity date if certain tax-related events occur and (2) all or any portion (subject to certain limitations) of the Notes, at any time, and from time to time, on or after September 20, 2028, and on or before the 40th scheduled trading day immediately before the maturity date, at its option at any time and from time to time, if the last reported sale price per ordinary share has been at least 130% of the conversion price for a specified period of time and certain other conditions are satisfied. For any Notes the Company redeems, the Company will pay a redemption price equal to the principal amount of the Notes redeemed (plus accrued and unpaid special interest, if any is payable at the time). Upon the occurrence of a fundamental change (as defined in the Indenture), holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any is payable at that time.

The Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the entire principal amount of all the Notes plus accrued and unpaid special interest, if any, to be immediately due and payable.

The Notes are the Company’s senior unsecured obligations and rank senior in right of payment to any of the Company’s unsecured indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, including the Company’s 0% Convertible Senior Notes 2026 (the “Existing Notes”); effectively junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries. A copy of the Indenture and the form of the Notes are attached hereto as Exhibits 4.1 and 4.2, respectively, and are incorporated by reference herein. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Indenture and the form of the Notes.

The net proceeds from the sale of the Notes were approximately $486.5 million, after deducting the Initial Purchasers’ discounts and the estimated offering expenses payable by the Company. The Company used approximately $267.0 million of the net proceeds to repurchase approximately $167.1 million aggregate principal amount of the Existing Notes on terms negotiated with each holder contemporaneously with the pricing of the Notes pursuant to one or more separate and individually negotiated transactions entered with one or more holders of the Existing Notes. The Company intends to use the remainder of the net proceeds for general corporate purposes, including, but not limited to potential acquisitions, working capital, capital expenditures, investments, and research and development.

UNREGISTERED SALE OF EQUITY SECURITIES

The Company’s offering of the Notes to the Initial Purchasers was made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Company relied on this exemption from registration based in part on representations made by the Initial Purchasers in the Purchase Agreement, including that the Initial Purchasers would only offer, sell or deliver the Notes to persons inside the United States whom they reasonably believed to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act.

The Notes and the ordinary shares issuable upon conversion of the Notes, if any, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

Exhibit Number	Description of Exhibit
4.1	Indenture, dated as of September 16, 2025, between Camtek Ltd and U.S. Bank Trust Company, National Association, as trustee, for the 0.00% Convertible Senior Notes due 2030.
4.2	Form of 0.00% Convertible Senior Note due 2030 (included in Exhibit 4.1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2025

CAMTEK LTD
(Registrant)

By:	/s/ Moshe Eisenberg
Name: Moshe Eisenberg
Title: Chief Financial Officer